Exhibit 1.01

Conflict Minerals Report of Boston Scientific Corporation

For the Year Ended December 31, 2019

This Conflict Minerals Report (this “Report”) of Boston Scientific Corporation for the 2019 calendar year is filed in accordance with the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Rule 13p-1 under the Exchange Act (the “Rule”) imposes certain reporting and disclosure obligations on registrants with the Securities and Exchange Commission (“SEC”) that have tin, tantalum, tungsten, and gold (collectively, “conflict minerals”) that are necessary to the functionality or production of a product manufactured by the registrant or contracted by that registrant to be manufactured. Terms not defined in this Report are defined in the Rule, Form SD and the Exchange Act Release No. 34-67716 (August 22, 2012). When used in this report, the terms “we,” “us,” “our,” “Boston Scientific,” “BSC” and “the Company” mean Boston Scientific Corporation and its divisions and subsidiaries.

Information on or connected to our website (or the website of any third party) referenced in this Report is in addition to and not a part of or incorporated by reference into this Report. Such additional information speaks as of the date thereof and is not intended to be confirmed or updated by reference herein. Boston Scientific disclaims any liability or responsibility for or endorsement of the information on or connected to the website of a third party.

Company and Product Overview

Boston Scientific Corporation is a global developer, manufacturer and marketer of medical devices that are used in a broad range of interventional medical specialties. Our mission is to transform lives through innovative medical solutions that improve the health of patients around the world.

During 2019, our products were offered for sale by seven core businesses: Interventional Cardiology (“IC”), Cardiac Rhythm Management (“CRM”), Endoscopy, Urology and Pelvic Health, Peripheral Interventions (“PI”), Neuromodulation and Electrophysiology. The majority of our products are sold directly to hospitals or physicians, making Boston Scientific the final step in the supply chain prior to these products reaching the end customer. Our seven core businesses are organized into three reporting segments, described below. Following our acquisition of BTG plc ("BTG"), which closed during the third quarter of 2019, we have included BTG’s Interventional Medicine business within our PI operating segment, within the Cardiovascular reportable segment.

Cardiovascular Segment. Our IC business develops, manufactures and markets technologies for diagnosing and treating coronary artery disease and other cardiovascular disorders. We also offer structural heart products in certain markets, which include a device for transcatheter aortic valve replacement and a device designed to close the left atrial appendage. Our PI business develops solutions used to diagnose and treat peripheral vascular disease and renal denervation systems in certain markets for the treatment of hypertension.

Rhythm and Neuro Segment. Our CRM business develops, manufactures and markets a variety of implantable devices including implantable cardioverter defibrillator systems and pacemaker systems that monitor the heart and deliver electricity to treat cardiac abnormalities. Our Electrophysiology business develops less-invasive medical technologies used in the diagnosis and treatment of rate and rhythm disorders of the heart. Our Neuromodulation business develops and manufactures devices to treat various neurological movement disorders and manage chronic pain.

MedSurg Segment. Our Endoscopy business develops and manufactures devices to treat a variety of medical conditions including diseases of the digestive and pulmonary systems. Our Urology and Pelvic Health business develops and manufactures devices to treat various urological and pelvic disorders.

Report Overview

We completed a review of the products within each of our core businesses. We have determined that conflict minerals exist in at least one component of at least one product in each business. We have also determined that these conflict minerals are necessary to the functionality or production of these products that we manufacture or contract to manufacture.

In accordance with the Rule and Form SD, we initiated a reasonable country of origin inquiry ("RCOI") with 35 of our direct material suppliers who indicated for newly purchased materials in 2019 that conflict minerals are present in supplied parts. The inquiry was reasonably designed to determine whether the conflict minerals in the components supplied to us originated in the Democratic Republic of the Congo (the "DRC") or an adjoining country (collectively with the DRC, the "Covered Countries") or are from recycled or scrap sources. BSC focused on suppliers who indicated in 2019 that conflict minerals are present in supplied parts. Based on our RCOI, we have reason to believe that the necessary conflict minerals in some of the components supplied to us may have originated in the Covered Countries, and we have reason to believe that such conflict minerals may not be from recycled or scrap sources.  As a result, we conducted due diligence on the source and chain of custody of those conflict minerals.

Conflict Minerals Framework

We designed our due diligence measures to conform, in all material respects, with the internationally recognized due diligence framework developed by the Organisation for Economic Co-operation and Development (“OECD”). See OECD (2013), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing, available at http://doi.org/10.1787/9789264185050-en, and the related Supplements for tin, tantalum, tungsten, and gold (collectively, the “OECD Guidance”).

Company Management Systems

We have established company management systems as follows:

•Conflict Minerals Policy. We have adopted a conflict minerals policy that is publicly available on our website at http://www.bostonscientific.com/en-US/corporate-social-responsibility/practices/compliance-ethics.html.
•Internal Team. We have established a team of subject matter experts that is responsible for implementing our conflict minerals compliance program. Management oversight includes representatives from operations, supply chain, legal and finance.
•Control Systems. We generally do not have direct relationships with smelters and refiners with respect to our conflict minerals. Therefore, we actively engage with our suppliers to help identify entities upstream from us in our supply chain. We have built processes into our quality systems for assessing components and products for conflict minerals and have built-in check points in our product lifecycle development process.
•Supplier Engagement. We have strong engagement with suppliers through our supplier quality agreements, a supplier on-boarding process and quality systems assessments. We provide a copy of our Supplier Guidebook to suppliers and request that suppliers complete component material assessment forms to identify the presence of conflict minerals during component qualification. We provide suppliers with instructional materials specifically related to conflict minerals and completing a Conflict Minerals Reporting Template (“CMRT”).
•Grievance Mechanism. We have an advice line, accessible on our external website, whereby employees and third parties, including suppliers, may ask questions, obtain guidance or report concerns. We have also established a dedicated mailbox, conflictminerals@bsci.com, to receive supplier requests, communications, feedback and questions.
•Maintain records. We use our documentation management system to retain relevant documents. All conflict minerals supplier responses and forms are uploaded into our long-term information systems solution for conflict minerals. These records are kept in accordance with our document retention policies, at least 5 years.

Identification and Assessment of Supply Chain Risk

For direct suppliers who indicate that they provide materials with tin, tantalum, tungsten, and gold, we initiate our RCOI process which includes: a request for a completed conflict minerals reporting template (CMRT); follow-up and escalation for non-responsive suppliers; review of the CMRT; and determination if further actions are needed based on response. To review the CMRT, we conduct an iterative verification process on each supplier's CMRT to uncover inconsistencies or risk in the supplier's response. In addition, we currently utilize a commercial system that performs automatic validations of each supplier's response on the CMRT.

We also actively worked with our suppliers to identify entities upstream from us in our supply chain. We completed this survey process with 35 of our direct material suppliers, that either (i) indicated the presence of conflict minerals in parts provided to Boston Scientific and did not have a CMRT that covered these parts, or (ii) did not previously provide a declaration indicating that no conflict minerals are utilized in their supply chain. We rely on these suppliers to provide us with information about the source of conflict minerals contained in the components supplied to us. Our suppliers are similarly reliant upon information provided to them by their suppliers.

Design and Implementation of a Strategy to Respond to Risks

In response to this risk assessment, Boston Scientific has developed a risk management plan, through which the RCOI and Due Diligence Process are implemented, managed and monitored. We designed this risk management plan pursuant to the OECD Guidance. Updates to our risk assessment are provided to members of management on an as-needed basis.

As described above, we are working closely with our suppliers to identify the entities that are upstream from Boston Scientific in the supply chain. As part of our risk management plan, to help ensure suppliers understand our expectations, we have sent out communications via e-mail with details on our conflict minerals framework, updated our guidebook for suppliers, and provided suppliers with links to the Conflict-Free Smelter Program training website. Additionally, we have instructional materials that clearly outline our expectations for suppliers available to both our external website and the supplier portal where suppliers submit completed forms.

Smelter Audits

We generally do not have direct relationships with smelters and refiners with respect to conflict minerals and do not perform or direct audits of these entities within our supply chain. We support audits through our reliance upon the Responsible Minerals Initiative (RMI).

Due Diligence Results

Through our RCOI process, we determined whether due diligence was required for each supplier that we surveyed. Our RCOI process is outlined in our Form SD. Our due diligence process was a continuation of the RCOI process for those suppliers that indicated on their CMRT that they know or have reason to believe they are sourcing from Covered Countries or that the source of the conflict minerals was uncertain or unknown, or as a result of our red flag tests. We exercised due diligence on the source and chain of custody of conflict minerals from these suppliers. We conducted a due diligence review of the completed CMRTs of these suppliers and took other appropriate steps as described below.

When we received a response indicating that a supplier’s sourcing of conflict minerals was uncertain or unknown, or as a result of our red flag tests, our due diligence process included the following steps:

•Documenting whether the supplier intends to be conflict free (if indicated on their CMRT);
•Following-up with the supplier with a minimum of 3 attempts in 30 days or more to obtain country of origin information on the conflict minerals in its supply chain;
•Incorporating a supplier into our risk management plan for follow-up if the supplier was non-responsive to our requests or responded that the supplier did not intend to survey its own suppliers.

When we received a response indicating that a supplier was sourcing from the Covered Countries, our due diligence process included the following steps:

•Documenting whether the supplier intends to be conflict free (if indicated on their CMRT);
•Performing a review of the supplier’s known smelters and identifying which of those smelters were sourcing from Covered Countries;
•Comparing the supplier’s smelters against the Responsible Minerals Initiative (RMI) list of certified smelters;
•Following-up with the supplier on its next steps, if the smelters from Covered Countries were not conformant under RMI's Responsible Minerals Assurance Process (RMAP);
•Incorporating the supplier into our risk management plan for appropriate follow-up (if needed).

Based on our review of the CMRTs and these other due diligence measures, we categorize each supplier based on risk.

Through our due diligence process, we identified 5 suppliers in our supply chain that had smelters in their supply chains that sourced from the Covered Countries and confirmed that materials from these smelters are used in the production of Boston Scientific products. The smelters are listed below; all smelters are Responsible Minerals Initiative (RMI) certified. All other suppliers provided company-level information. As a result, we were not able to determine whether the specific conflict minerals from such suppliers that were sourced from the Covered Countries were included in components we obtained from the suppliers and used in our products.

Smelters utilized in BSC’s Supply Chain:

Metal	Smelter Name	Smelter Country	RMI Identification	Conflict Free Certified?
Tin	Malaysia Smelting Corp	Malaysia	CID001105	Y
Tantalum*	F&X	China	CID000460	Y
Tantalum*	Global Advanced Metals	United States	CID002557	Y
Tantalum*	HC Starck GmbH	Germany	CID002545	Y
Tantalum*	Ulba	Kazakhstan	CID001969	Y
Gold	Metalor USA Refining Corporation	United States	CID001157	Y
* While the applicable CMRT indicated that the Boston Scientific supplier uses Tantalum in the production of its products at least some of which originates from the Covered Countries, the form does not distinguish between the Tantalum smelters used by the supplier that do source from the Covered Countries and the Tantalum smelters used by the supplier that do not source from the Covered Countries. As such, all of the Tantalum smelters used by the applicable supplier are included in the table above.

2019 Product Determinations

Pursuant to SEC staff guidance, no company, including Boston Scientific, is required to describe its products as "DRC conflict free" having "not been found to be 'DRC conflict free'", or "DRC conflict undeterminable."

Facilities and Mine or Location of Origin

As described above, the Company is several steps downstream from the facilities that process the necessary conflict minerals and the mines where the ore is located. The majority of responses we received from our suppliers that sourced from Covered Countries included information at a company level. Where product level responses were received, and Boston Scientific was able to identify smelters that provide materials used directly in the production of our products, only smelter location, as shown above, was provided by the supplier. No mine information was available. As a result, we were unable to determine which facilities were used to process the necessary conflict minerals specific to our products. Similarly, we were unable to determine the country of origin of the necessary conflict minerals specific to our products. Our due diligence process, described above, reflects our efforts to determine with the greatest specificity the mines or location of origin of the conflict minerals necessary to the functionality or production of products we manufacture or contract to manufacture. We have not identified smelters sourcing from the Covered Countries that can be traced specifically to our products.

Continuous Improvement Efforts

In 2019, BSC completed implementation of an upgrade to our commercial software system related to our conflict minerals compliance efforts for surveying suppliers and storing CMRT forms. Boston Scientific employees responsible for conflict minerals compliance efforts have completed appropriate training in global procedures to ensure long-term sustainability and global harmonization of the RCOI process. The system and process include:

•Maintenance and tracking of supplier communications, including automation of late notification responses;
•Improved tracking for smelter-level information for both company level and product level CMRTs;
•Long-term storage and version history of supplier responses and forms, including searchability for smelter information;
•Determination of conflict minerals status of individual products; and
•Automatic “red flag” validations of completed CMRTs.